EXHIBIT 12.1

NPS PHARMACEUTICALS, INC.

COMPUTATION OF RATIO OF EARNINGS AVAILABLE

TO COVER FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2000	2001	2002	2003	2004
Earnings (Loss)
Pre-tax loss before adjustments for income from equity investees and cumulative effect on prior years of change in accounting principle	$(31,612)	$(51,329)	$(87,127)	$(172,925)	$(166,618)

Total fixed charges	463	399	381	4,134	8,297

Distributed income of equity investees	—	1,661	193	—	—

Total losses before fixed charges	$(31,149)	$(49,269)	$(86,553)	$(168,791)	$(158,321)

Fixed Charges
Interest expense	$96	$5	—	$3,718	$7,527

Assumed interest attributable to rentals	367	394	381	416	770

Total fixed charges	$463	$399	$381	$4,134	$8,297

Deficiency of earnings available to cover fixed charges	$(31,612)	$(49,668)	$(86,934)	$(172,925)	$(166,618)

Ratio of earnings available to cover fixed charges	—	—	—	—	—

For the years ended December 31, 2000, 2001, 2002, 2003 and 2004 our earnings were insufficient to cover fixed charges for those periods by $31,612, $49,668, $86,934, $172,925 and $166,618 respectively. In calculating the ratio of earnings available to cover fixed charges, “earnings” consist of pre-tax income (loss) before adjustments for income from equity investees, plus fixed charges and distributed income from equity investees. Fixed charges consist of interest expense and estimated interest included in rental expense.